SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)(1)

                               GALEY & LORD, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    36352K 103
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                                 (CUSIP Number)

                                December 31, 1998
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36352K 103                                           Page 2 of 5 pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Arthur C. Wiener
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        1,149,700

    (6) Shared voting power:
        None

    (7) Sole dispositive power:
        1,149,700

    (8) Shared dispositive power:
        None

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(9) Aggregate amount beneficially owned by each reporting person.

    1,149,700
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     9.3%
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(12) Type of reporting person (see instructions).

     IN
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                                  Page 2 of 5

Item 1(a). Name of Issuer:

           GALEY & LORD, INC. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           980 Avenue of the Americas, New York, New York 10018

Item 2(a). Name of Person Filing:

           Arthur C. Wiener (the "Reporting Person")

Item 2(b). Address of Principal Business Office or, if None, Residence:

           980 Avenue of the Americas, New York, New York 10018

Item 2(c). Citizenship:

           United States

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.01 per share (the "Common Stock")

Item 2(e). CUSIP NUMBER:

           36352K 103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or (c) or 13d-2(b), Check Whether the Person Filing is a:

      (a)|_| Broker or dealer registered under Section 15 of the Securities Exchange Act;

      (b)|_| Bank as defined in Section 3(a)(6) of the Securities Exchange Act;

      (c)|_| Insurance company as defined in Section 3(a)(19) of the Securities Exchange Act;

      (d)|_| Investment company registered under Section 8 of the Investment Company Act;

      (e)|_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f)|_| An employee benefit plan in accordance with Rule
             13d-1(b)(1)(ii)(F);

      (g)|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h)|_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i)|_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)|_| A group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            1,149,700 (1) (2)
            --------------------------------------------------------------------

      (b)   Percent of class:

            9.3%
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      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            1,149,700 (1) (2)
            --------------------------------------------------------------------

      (ii)  Shared power to vote or to direct the vote

            None
            --------------------------------------------------------------------

      (iii) Sole power to dispose or to direct the disposition of

            1,149,700 (1)
            --------------------------------------------------------------------

      (iv)  Shared power to dispose or to direct the disposition of

            None
            --------------------------------------------------------------------

            Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

(1) Includes 531,700 shares of Common Stock subject to currently exercisable stock options and 8,000 shares held by the Wiener Foundation, a not-for-profit corporation controlled by the Reporting Person and his immediate family members.

(2) In May 1992, the Issuer, Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), and the Reporting Person entered into an agreement, under which, if requested by CVC, the Issuer will use its best efforts to cause a designee of CVC to be nominated as a director of the Issuer and the Reporting Person will vote all shares owned by him in favor of CVC's designee. Such agreement will terminate on the earlier of its tenth anniversary or the date on which CVC beneficially owns fewer than 20% of the outstanding shares of Common Stock and nonvoting common stock of the Issuer. In addition, pursuant to the agreement, CVC also has the right to appoint an observer who will be permitted to attend all meetings of the Board of Directors of the Issuer and its Committees. Two designees of CVC are currently serving as directors of the Issuer. The Reporting Person intends to vote all shares owned by him for the election of CVC's designees as directors.

Item 5. Ownership of Five Percent or Less of a Class.

      Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not Applicable

Item 8. Identification and Classification of Members of the Group.

      Not Applicable

Item 9. Notice of Dissolution of Group.

      Not Applicable

Item 10. Certification.

      Not Applicable

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 10, 1999
                                     -------------------------------------------
                                                        (Date)


                                     By:   /s/ Arthur C. Wiener
                                     -------------------------------------------
                                           Name: Arthur C. Wiener


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